July 31, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Christina De Rosa

Dan Greenspan

Jeffrey P. Riedler

Re: Patriot National, Inc.

Form PREM14C filed July 21, 2015

File No. 001-36804

Ladies and Gentlemen:

This letter sets forth the responses of Patriot National, Inc. (the “Patriot”) to the comment letter dated July 30, 2015 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of the Patriot’s above referenced PREM14C (the “Preliminary Schedule 14C”).

For your convenience, the Staff’s comments have been repeated below in their entirety, with Patriot’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Preliminary Schedule 14C.

General

1.	Pursuant to Item 1 of Schedule 14C and Note A of Schedule 14A, please amend your filing to include the financial information required by Item 14(b) and (c) of Schedule 14A. In the alternative, please provide your analysis explaining why this information is not required.

Patriot filed a Preliminary Schedule 14C in connection with obtaining shareholder consent for the issuance of shares of its common stock to one of its directors. The shares of Patriot’s common stock to be issued are in consideration for Patriot acquiring all the outstanding membership interests of a limited liability company (“Global HR”) of which the director is the majority owner. Because the amount of common stock to be issued to the director will be in excess of 1.0% of Patriot’s outstanding shares (in this case approximately 3.0%), New York Stock Exchange Rules require Patriot to obtain shareholder approval. Patriot obtained such approval through the consent of its majority owner (and CEO). No other shareholder consents were solicited.

Note A to Schedule 14A suggests that even though no shareholder vote is required for the purchase of the membership interests in Global HR, and no such votes (or consents) were solicited, Patriot should include financial information pursuant to Item 14 of Schedule 14A as if this were an acquisition subject to shareholder approval. Patriot has not filed financial information related to the target or pro forma information because Global HR does not currently have GAAP financial statements. Global HR has retained a PCAOB-qualified accounting firm and is in the process of having its financials audited. Patriot intends to publicly file those financials when they are prepared. We expect they will be ready in mid-September 2015. Including non-audited financial information about Global HR, as well as pro forma statements based on such information, in the Schedule 14C and related information statement, all of which may need to be corrected in connection with a subsequent audit, would be potentially confusing to shareholders and the market.

The economic benefits to Patriot’s shareholders of acquiring Global HR will be diminished if Patriot delays the effectiveness of the transaction and there would be no offsetting benefit to them from waiting for the audit to be completed. The transaction is not material to the shareholders. The issuance is only 3.0% of the outstanding Patriot stock. Moreover, the assets and revenues of Global HR are less than 2% of the assets and 7.1% the revenues of Patriot. All material information about the issuance of the shares and the involvement of one of Patriot’s director’s has been publicly disclosed and filed by Patriot on Form 8-K. Accordingly, Patriot is of the view that the financial information called for by Item 14(b) and 14(c) of Schedule 14A should not be included in the Form 14C but will be provided upon receipt of the 2014 audited financials.

In addition, Patriot acknowledges that:

•	Patriot is responsible for the adequacy and accuracy of the disclosure in the Preliminary Schedule 14C.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Patriot’s Preliminary Schedule 14C.

•	Patriot may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact Gary Horowitz at (212) 455-7113.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP